Exhibit 99.1

ASX, Nasdaq and Media Release

30 November 2023

Opthea Chairman’s Address to the 2023 Annual General Meeting

Melbourne, Australia;30 November 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT)

Good morning to those of you who have joined us from Australia and good afternoonto our US shareholders.

On behalf of the board and management team I am pleased to report that we have made significant progress during the past 12 months as we advance the pivotal Phase 3 program for our innovative therapy OPT-302 in wet AMD. I would like to thank Dr Megan Baldwin for her dedicated leadership over the past decade as CEO and for recognition of the company’s corporate growth and need to expand the US leadership team to advance Opthea’s global presence and the commercialization of sozinibercept (OPT-302). During this meeting, we wish to update you on our strategic goals and objectives for the current fiscal year and trust you will gain further insight into our plans going forward.

We are pleased with the achievements the Company has made over the past 12 months which are highlighted as follows:

•
We expanded the Opthea management team with Mr. Fred Guerard appointed as CEO, Mr. Peter Lang as CFO and Dr Megan Baldwin as Founder and Chief Innovation Officer. We also strengthened the board of directors with the welcome addition of, Mr. Anshul Thakral, to the board as non-executive director.

•
We continued to progress the execution of Opthea’s pivotal Phase 3 clinical studies investigating OPT-302 as a combination therapy for wet AMD, by enrolling patients globally into both the ShORe and COAST trials which remain the focus for Opthea as we target our approaching milestone of completing patient recruitment.

We began the 2023 fiscal year with the completion of a non-dilutive funding agreement with the Carlyle/Abingworth Group to provide US$120 million for the development of sozinibercept for the treatment of wet AMD. We are pleased that a co-investor of Carlyle/Abingworth, subject to final diligence and receipt of regulatory and tax approvals, has indicated an intent to invest an additional US$50 million under the agreement, which may bring the total funding under this agreement to US$170 million. We continue to leverage the expertise provided by Carlyle/ Abingworth through their affiliate, Launch Therapeutics, by working as a collaborative team on the execution of the phase 3 studies and the preparation for the completion of enrolment and analysis of top-line data from both ShORe and COAST. Alongside the funding agreement, we raised US$90 million through an equity financing. Subsequent to the end of our financial year at June 30, 2023, we also raised an additional approximate US$58 million which was supported by both domestic and overseas institutional investors. Proceeds from the non-dilutive funding agreement and the equity financings are being used to continue to fund operations and the phase 3 clinical trials of sozinibercept.

Over the next 12 months, our focus will be on successfully executing our Phase 3 trials ShORe and COAST and we will continue to ramp up our pre-commercial efforts that will lay the necessary groundwork for a commercial launch should our trials succeed. While taking these steps, we are building the visibility of our company within the global investor and clinical ophthalmology communities and working to establish Opthea as global innovator for retinal eye disease treatment.

Throughout the year we continued to educate retina specialists and ophthalmologists about our ongoing Phase 3 clinical studies and the complimentary mechanism of sozinibercept to be used in combination with standard card for wet AMD. We believe our presence at medical and investor conferences and inclusion in several published articles over the last year further increased awareness of sozinibercept and its potential to treat we AMD patients.

On behalf of the board and management we would like to thank our shareholders for their support and encouragement. We look to the future with enthusiasm, conviction in our product candidate sozinibercept and with single‑minded dedication to the objective of delivering high value, both to families of those with disorders of the eye and to our shareholders.

Thank you for your support and investment in Opthea.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe", "should", "could", “potential,”"may", "will", "plan" and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the Company’s market positioning to disrupt the eye disease treatment landscape, sozinibercept’s potential to transform the standard of care for patients suffering from wet AMD, and the future performance of the Company. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of the Company and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, the Company disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Authorized for release to ASX by Mr. Jeremy Levin, Chairman

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Peter Lang, CFO

Opthea Limited

Tel: +1 917 445-4174

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com